Issuer Free Writing Prospectus dated February 19, 2015

Filed Pursuant to Rule 433

Registration Statement No. 333-202179

This Free Writing Prospectus relates only to the securities described below and should be read together with the Preliminary Prospectus filed as part of the Registration Statement filed with the Securities and Exchange Commission on February 19, 2015 relating to these securities.

STUDENT TRANSPORTATION INC.

PRESS RELEASE

February 19, 2015

STUDENT TRANSPORTATION INC. ANNOUNCES

C$75 MILLION BOUGHT DEAL FINANCING—PUBLIC OFFERING OF COMMON SHARES IN

CANADA AND THE U.S.

Barrie (Ontario) – Student Transportation Inc. (“STI” or the “Company”) (TSX: STB) (NASDAQ:STB) is pleased to announce that it has entered into an agreement, on a bought deal basis, to sell 10,420,000 newly issued common shares of STI (the “Common Shares”) at a price of C$7.20 per common share for aggregate gross proceeds of C$75,024,000 (the “Offering”). The transaction is being underwritten by a syndicate led by Scotiabank and National Bank Financial Inc. Student Transportation intends to use the net proceeds of the Offering to repay debt and for general corporate purposes.

STI has also granted the Underwriters an over-allotment option to purchase up to an additional 1,563,000 newly issued common shares on the same terms and conditions as the Offering to cover over-allotments. The over-allotment option is exercisable in whole or in part at any time for up to 30 days following the closing of the Offering. If the option is exercised in full, Student Transportation will realize additional gross proceeds of C$11,253,600. The Offering is subject to customary regulatory and stock exchange approvals, with closing expected to occur on or about March 6, 2015.

A preliminary short-form prospectus qualifying the distribution of the Common Shares has been filed with securities regulatory authorities in all of the provinces and territories of Canada and the Common Shares will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside Canada and the United States. A registration statement (including the preliminary short-form prospectus) relating to these securities has been filed with the United States Securities and Exchange Commission (the “SEC”) with respect to the Offering but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Company has filed a registration statement (including the preliminary short-form prospectus) with the SEC regarding the Offering. Before you invest, you should read the preliminary short form prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the preliminary short form prospectus if you request it by calling Scotia Capital Inc. collect in Canada or in the U.S., Attention: Equity Capital Markets (tel: 416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or Attention: Equity Capital Markets (tel: 212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281.

ABOUT STUDENT TRANSPORTATION INC.

Founded in 1997, Student Transportation Inc. is North America’s third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. Student Transportation’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol “STB” and its convertible subordinated debentures trade on the Toronto Stock Exchange under the symbols “STB.DB.B”, “STB.DB.U” and “STB.DB.C” respectively.

Notice on Forward Looking Statements:

Certain statements contained herein constitute “forward-looking statements”, including statements pertaining to closing of the Offering and the anticipated timing thereof and the anticipated use of proceeds of the Offering. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure or delay in satisfying any of the conditions to the completion of the Offering. In addition, there may be circumstances that are not known to the Company at this time where the use of the net proceeds of the Offering for purposes other than those currently intended is advisable or in the best interests of the Company. Additional information on these and other factors that could affect Student Transportations’ operations, financial results or dividend payments are included in Student Transportations’ annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, the SEC’s EDGAR website at www.sec.gov, or through the Company’s website at www.ridestbus.com. STI assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, other than as required by applicable securities laws. In the event STI does update any forward-looking statement, no inference should be made that it will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

For further information, please contact:

Investor Contacts:

Student Transportation Inc.

Patrick J. Walker

Chief Financial Officer and Executive Vice President

Student Transportation Inc.

Patrick T. Gallagher

Marketing and Communications Manager

Tel: (843) 884-2720

invest@ridesSTA.com